RUTBERG AND COMPANY, LLC

Notes to the Financial Statements
For the Years Ended December 31, 2015 and 2014

1. Summary of Significant Accounting Policies

General - Rutberg and Company, LLC (the "Company") is a wholly-owned subsidiary of Rutberg Holdings, LLC. The Company was established April 3, 2007 and is a Delaware limited liability company that shall continue operating indefinitely. On September 21, 2001, the National Association of Securities Dealers, Inc. approved the Company's membership. The Company is a research-centric investment bank focused exclusively on providing merger & acquisition advisory services to both public and private companies, and raising capital for industry leading emerging growth companies in the wireless and digital media industries. The Company's research is published monthly and received by professionals. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Uses of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value - Certain assets and liabilities are recorded at fair value.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of their fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities.

Level 3 - inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

Realized gains and losses are recorded when securities are sold using the first-in, first-out cost method unless specifically identified.

Marketable Securities - Marketable securities consist of publicly-traded common stock which is classified as trading securities. Marketable securities are recorded at fair value and realized and unrealized gains and losses are recorded in the statement of income.

Accounts Receivable - The Company provides its services to customers on an open credit basis. The Company's accounts receivable are due from customers and are generally uncollateralized. The Company uses the reserve for bad debts method for valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivable. The balance of the reserve for doubtful accounts, deducted against accounts receivable to properly reflect the realizable value is none and none at December 31, 2015 and 2014. Bad debt expense totaled none and none for the years ended December 31, 2015 and 2014.

Cash and Cash Equivalent - For purposes of reporting cash flows, the Company considers all short-term, interest-bearing deposits with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk - Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and accounts receivable.

The Company maintains its cash in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $250,000. At times, cash may be in excess of the FDIC insured limits.

The receivables credit risk is controlled through credit approvals, credit limits, monitoring procedures, and establishment of a reserve for doubtful accounts if and when needed.

The Company had three customers that comprised 32%, 31%, and 19% of accounts receivable balance at December 31, 2015.

The Company had one customer that comprised 100% of accounts receivable balance at December 31, 2014.

The Company had five customers that comprise 32%, 14%, 13%, 13%, and 12% of total income for the year ended December 31, 2015.

The Company had two customers that comprise 64% and 12% of total income for the year ended December 31, 2014.

Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation and amortization and are depreciated or amortized over their estimated useful lives of the related assets using the declining balance and straight-line methods over 3 to 5 years. Upon retirement or sale, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in other income and expense. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-lived Assets - The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable in accordance with ASC 360, "Property, Plant and Equipment". When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows are not in excess of the carrying value of the asset, a loss is recorded as the excess of the asset's carrying value over its fair value. No assets were determined to be impaired in 2015 and 2014.

Revenue Recognition - The Company's revenues for investment banking fees and expense reimbursements are recognized when earned. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

Expense Recognition - The Company's expenses are charged to expense as incurred.

Income Taxes - The Company use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

No provision has been made for income taxes because the taxable income of the Company is included in the income tax returns of the member, except the case where the Company is charged a fee for doing business in that state. Consequently, income taxes are minimal.

A number of the Company's tax returns remain subject to examination by taxing authorities. These include the United States federal returns for three years and California state returns for four years.

Comprehensive Income (Loss) - The Company has no components of comprehensive income (loss) other than its net income (loss) and, accordingly, comprehensive income (loss) is the same as the net income (loss) for the years ended December 31, 2015 and 2014.

Subsequent Events - The Company has evaluated subsequent events for the period from December 31, 2015, the date of the financial statements, through February 26, 2016, the date the financial statements were available for issuance.

RUTBERG AND COMPANY, LLC

Notes to the Financial Statements
For the Years Ended December 31, 2015 and 2014

2. Fair Value

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Cash	$99,710	$---	$---	$99,710

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Cash	$58,061	$---	$---	$58,061

3. Furniture and Equipment, Net

Furniture and equipment, net is comprised of the following at December 31, 2015 and 2014:

	2015	2014
Furniture	$ 30,924	$ 30,924
Computer software	6,147	6,147
Equipment	29,046	29,046
Equipment under capital leases	30,056	30,056
Total furniture and equipment	96,173	96,173
Less accumulated depreciation	(66,117)	(66,117)
Less accumulated amortization on equipment under capital leases	(30,056)	(30,056)
Furniture and equipment, net	$ ---	$ ---

For the years ended December 31, 2015 and 2014, depreciation and amortization expense was none and none.

4. Related Party Transactions

For the years ended December 31, 2015 and 2014, withdrawals of $710,507 and $1,511,474 were paid by the Company and received by Rutberg Holdings, LLC.

The activity in the Due to Rutberg Holdings, LLC was as follows for the years ended December 31, 2015 and 2014:

	2015	2014
Balances at the beginning of the year	$ 600	$ 6,162
Expense allocation	39,980	791,848
Cash paid	(27,277)	(797,410)
Balances at the end of the year	$ 13,303	$ 600

In accordance with an Expense Sharing Agreement, Ruberg Holdings, LLC has agreed to pay all shared costs and the Company has no obligation to reimburse, or otherwise compensate Rutberg Holdings, LLC for these costs related to the activities of the Company. For the years ended December 31, 2015 and 2014, the costs incurred by and paid for by Rutberg Holdings, LLC totaled $1,448,042 and $2,543,457.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 and 2014, the Company had net capital of $85,756 and 49,704. Net capital as of December 31, 2015 and 2014 is $80,756 and $44,704 more than the required net capital. At December 31, 2015 and 2014, the Company's ratio of aggregate indebtedness to net capital was 0.16 to 1 and 0.17 to 1, which is within the required regulator range.

6. **Cash Flow Information**

The supplemental disclosure of cash flow information for the years ended December 31, 2015 and 2014 is as follows:

	2015	2014
Cash paid for:		
Interest during the year	$ ---	$ ---
Income taxes during the year	$3,300	$6,800

7. **Subsequent Events**

In January 2016, the Company distributed $50,000 to Rutberg Holdings, LLC.